Exhibit 99.1

Solmate Infrastructure (Brera Holdings, PLC, NASDAQ: SLMT)

Announces Strategic Partnership with Abu Dhabi Finance Week 2025

Abu Dhabi, UAE and Dublin, Ireland, November 20, 2025 – Solmate Infrastructure (NASDAQ: SLMT) (“Solmate,” “the Company”), the Abu Dhabi-based Solana infrastructure company, today announced that the Company will serve as an official Strategic Partner of Abu Dhabi Finance Week (ADFW), taking place 8–11 December 2025.

Abu Dhabi Finance Week 2025 is the Middle East's premier financial and investment summit, gathering over 20,000 participants, 1,000+ institutional investors, and 500+ speakers to shape the future of finance under the theme “Capital of Capital: Powering the Future of Finance.”

The agreement underscores Solmate’s growing leadership in Middle East blockchain infrastructure and its commitment to deliver blockchain-based solutions aligned with the region's digital transformation agenda. Solmate recently launched the first-ever bare metal Solana validator in the UAE, which is the first performant Solana validator in the Middle East and expected to rank among the top Solana validators globally.

At the Summit, Solmate CEO Marco Santori will deliver a keynote address outlining the company’s current and future plans to support Abu Dhabi’s position as the leader in digital asset infrastructure. The keynote will take place on December 10, 2025.

Marco Santori, Chief Executive Officer of Solmate Infrastructure, commented:

“Abu Dhabi is rapidly establishing itself as the global capital for the digital age. Partnering with ADFW at the strategic level gives us the perfect platform to showcase how Solana’s high-performance infrastructure, combined with real-world institutional-grade treasury and staking solutions, is accelerating the convergence of traditional and decentralized finance. We’re proud to stand shoulder-to-shoulder with ADGM as we build the financial rails of tomorrow — right here in the UAE.”

About Solmate Infrastructure (NASDAQ: SLMT)

Solmate Infrastructure, the new operating name of Brera Holdings, PLC (NASDAQ: SLMT), is an Abu Dhabi-headquartered company building institutional-grade Solana staking, validation, and treasury infrastructure. Backed by ARK Invest, RockawayX, Pulsar Group, and leading UAE investors, Solmate is deploying capital and hardware to drive Solana adoption across the Middle East and beyond. It will continue to operate Brera's multi-club football team model. For more information visit www.solmate.com.

Media Contacts

Solmate Infrastructure

Marco Santori

marco@solmate.com